SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No. )1


                                  HOWTEK, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   443209 10 1
                                 (CUSIP Number)


                                  May 12, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |X|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)


----------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No.   443209 10 1             13G                        Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Dr. Lawrence Howard
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                    732,225 (includes 5,263 shares issuable upon conversion of a
   SHARES           $100,000 principal amount debt instrument of the Issuer)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                    732,225 (includes 5,263 shares issuable upon conversion of a
   PERSON           $100,000 principal amount debt instrument of the Issuer)
               _________________________________________________________________
  REPORTING      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     732,225 (includes 5,263 shares issuable upon conversion of a $100,000 principal amount debt instrument of the Issuer)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

CUSIP No.  443209 10 1                13G                      Page 3 of 5 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:


     HOWTEK, INC.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

     21 Park Avenue
     Hudson, NH 03051
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

     This Schedule 13G is filed on behalf of Dr. Lawrence Howard (the "Reporting Person").
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

     c/o Hudson Venture Partners, L.P.
     660 Madison Avenue
     14th Floor
     New York, NY 10021
________________________________________________________________________________
Item 2(c).  Citizenship:

     The Reporting Person is a United States citizen.
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

     Common Stock
________________________________________________________________________________
Item 2(e).  CUSIP Number:

     443209 10 1
________________________________________________________________________________
Item 3.

     (a) - (j): Not Applicable
     This statement is being filed pursuant to Rule 13d-1(c).

________________________________________________________________________________
Item 4.  Ownership.

     (a)  Amount Beneficially Owned:

          The Reporting Person beneficially owns 732,225 shares of Common Stock, which amount includes (i) 709,462 shares owned directly, (ii) 5,263 shares issuable upon conversion of $100,000 principal amount debt instrument of the Issuer; (iii) 8,500 shares owned by Kathryn Howard, a minor child of the Reporting Person; (iv) 8,500


                               Page 3 of 5 Pages

CUSIP No. 443209 10 1                   13G                    Page 4 of 5 Pages
________________________________________________________________________________

          shares owned by Genna Howard, a minor child of the Reporting Person; and (v) 500 shares owned by Benjamin Howard, a minor child of the Reporting Person. The Reporting Person is deemed the beneficial owner of the 17,500 shares identified in (iii), (iv) and (v) above by reason of his relationship as the custodian of the shares owned of record by Kathryn Howard, Genna Howard and Benjamin Howard.
________________________________________________________________________________
     (b)  Percent of Class:

          6.8% beneficially owned by the Reporting Person based upon 10,760,206 shares of Common Stock outstanding on October 1, 1998.
________________________________________________________________________________
     (c)  Number of shares as to which the Reporting Person has:

          (i)  sole power to vote or to direct the vote:

               732,225 (includes 5,263 shares issuable upon conversion of a $100,000 principal amount debt instrument of the Issuer)

          (ii) shared power to vote or to direct the vote:

               -0-

          (iii) sole power to dispose or to direct the disposition of:

               732,225 (includes 5,263 shares issuable upon conversion of a $100,000 principal amount debt instrument of the Issuer)

          (iv) shared power to dispose or to direct the disposition of:

               -0-
________________________________________________________________________________
Items 5-9. Not Applicable

________________________________________________________________________________
Item 10. By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect to changing or influencing the control of the issuer of such securities and were not

                                Page 4 of 5 Pages
          acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 1998




                                           /s/ Dr. Lawrence Howard
                                           -----------------------
                                           DR. LAWRENCE HOWARD


                                Page 5 of 5 Pages